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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Fidelity National Information Services Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
31620M 10 6
(CUSIP Number)
Todd C. Johnson
Senior Vice President and Secretary
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 27, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	31620M 10 6	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Fidelity National Financial, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
86-0498599

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		97,152,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		97,152,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

97,152,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

50.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	31620M 10 6	Page	3	of	4
     This statement amends and supplements the Statement on Schedule 13D, filed on February 6, 2006 with the Securities and Exchange Commission by Fidelity National Financial, Inc. (NYSE:FNF), in connection with its beneficial ownership of the shares of common stock, par value $0.01 per share, of Fidelity National Information Services Inc. (NYSE:FIS). Unless otherwise defined herein, all capitalized terms used herein shall have the meaning ascribed to them in Schedule 13D.
     Item 4.  Purpose of Transaction.
     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
     On April 27, 2006 FNF announced that its board of directors has approved pursuing a plan pursuant to which, among other things, FNF would merge with and into FIS, with FIS continuing as the surviving corporation. In the merger, FIS would acquire FNF and its ownership in FIS in exchange for stock of FIS, a tax-free transaction for FNF shareholders, thus making FIS independent of FNF ownership. Current FNF Chairman and CEO William P. Foley, II would remain as Executive Chairman of FIS, with Lee Kennedy continuing as CEO of FIS. FIS has established a special committee of its board of directors to evaluate and negotiate a formal proposal once received from FNF.
     The plan under consideration would also include the exchange by FNF of certain of its assets for newly-issued common stock of FNF’s subsidiary, Fidelity National Title Group, Inc. (NYSE:FNT) and the subsequent distribution by FNF of its shareholdings in FNT to FNF’s shareholders.
     Completion of the transactions will be subject to a number of conditions, including but not limited to preparation of a definitive proposal for the transactions and negotiation of definitive agreements; approval of the boards of directors and shareholders of each of FNF, FNT and FIS; the receipt of a private letter ruling from the Internal Revenue Service; the clearance of proxy statements and registration statements by the Securities and Exchange Commission; the receipt of all necessary regulatory approvals for the sale of FNF’s specialty insurance operations to FNT and for the spin-off of FNT’s insurance operations; the receipt of necessary approvals under credit agreements of FNF, FNT and FIS and any other material agreements; and any other conditions set forth in the definitive agreements for the transactions, once completed. There can be no assurance that any or all of these conditions will be satisfied or that the transactions will be completed.

CUSIP No.	31620M 10 6	Page	4	of	4
Signatures
     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

FIDELITY NATIONAL FINANCIAL,
INC.

Dated: April 27, 2006	By:	/s/ ALAN L. STINSON
		Name:	Alan L. Stinson
		Title:	Executive Vice President,
Chief Financial Officer
and Chief Operating Officer